MANAGEMENT PROXY CIRCULAR

2006 ANNUAL
SHAREHOLDERS’ MEETING

JUNE 22, 2006 AT 3:30 P.M.

Your Participation is Important – Please Take a Minute to Vote.

Voting Instructions on Pages 6 and 7.

TABLE OF CONTENTS

Letter from the Chairman and the President and Chief Executive Officer

3

Notice of 2006 Annual Meeting

4

Solicitation of Proxies

5

Appointment and Revocation of Proxies

5

Voting by Registered Shareholders

6

Voting by Non-Registered Shareholders

6

Exercise of Discretion by Proxies

7

Record Date

7

Voting Securities and Principal Holders Thereof

7

Business of the Meeting

8

Presentation of Financial Statements

8

Election of Directors

8

Appointment of Auditor

9

The Nominated Directors

9

Compensation of Directors

11

Corporate Governance Practices

12

Executive Compensation

16

Summary Compensation Table

17

Employment Arrangements

19

Retirement Arrangements

20

Indebtedness of Directors and Executive Officers

20

Compensation Committee Report on Executive Compensation

21

Share Incentive Plan

23

Deferred Share Unit Plan

27

Executive Benefit Plan

28

Equity Compensation Plan Information

28

Shareholder Return Performance Graph

29

Additional Information Available

29

Interest of Management and Others in Material Transactions

29

General Information

30

Dundee Corporation

Management Proxy Circular

Dear Shareholder:

You are invited to attend our Annual Shareholders’ Meeting which will be held at:

The Ontario Club

5th Floor, Commerce Court South

30 Wellington Street West

Toronto, Ontario

M5L 1A1

on Thursday, June 22, 2006 at 3:30 p.m. (Toronto time).

The items of business to be acted upon are included in the Notice of the 2006 Annual Meeting of Shareholders and accompanying Management Proxy Circular.  Following the custom of past annual meetings, we will also review our business operations and will be answering your questions following the formal part of the meeting.

Your participation in Dundee Corporation’s business is important.  We have made it easy for you to vote, by using any of the telephone, Internet, mail, facsimile or by coming to the meeting in person.

Please consult the attached Management Proxy Circular which contains all of the information you need about the meeting and how to exercise your right to vote.  Your vote does count.

Sincerely yours,

Harold P. (Sonny) Gordon

Ned Goodman

Chairman

President and Chief Executive Officer

The Management Proxy Circular, our 2005 financial statements, annual report, annual information form, quarterly financial information and other information regarding Dundee Corporation can be found on www.sedar.com.

May 4, 2006

Dundee Corporation

Management Proxy Circular

55TH FLOOR

40 KING STREET WEST

TORONTO, ONTARIO

M5H 4A9

NOTICE OF 2006 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the shareholders of DUNDEE CORPORATION (the “Corporation”) will be held at The Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario, M5L 1A1 on Thursday, June 22, 2006 at 3:30 p.m. (Toronto time), for the following purposes:

1.

to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2005, together with the auditor’s report thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to appoint the auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration of the auditor; and

5.

to transact such other business as may properly come before the Meeting or any adjournments thereof.

DATED at Toronto, Ontario as of the 4th day of May, 2006.

By Order of the Board

Joanne Ferstman

Executive Vice President, Chief
Financial Officer and Corporate
Secretary

We ask that you promptly sign, date and return the enclosed proxy in the enclosed return envelope if it is not your intention to be present at the Meeting.  All instruments appointing proxies to be used at the Meeting, or at any adjournments thereof, must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, via facsimile at (416) 263-9524 or 1-866-249-7775 or by telephone or Internet as provided in the Circular prior to 5:00 p.m. (Toronto time) on June 21, 2006 (see “Appointment and Revocation of Proxies” on page 5 and “Registered Shareholders” and “Non-Registered Shareholders” on page 6 for voting instructions).  Instruments appointing proxies not so deposited may not be voted at the Meeting or any adjournments thereof.

Dundee Corporation

Management Proxy Circular

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management proxy circular (“Management Proxy Circular”) is furnished in connection with the solicitation of proxies by the management and directors of DUNDEE CORPORATION (the “Corporation”) to be used at the annual meeting of the shareholders of the Corporation (the “Meeting”) to be held at The Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario M5L 1A1 on Thursday, June 22, 2006 at 3:30 p.m. (Toronto time) and at any adjournments thereof.

The Corporation will bear the cost of soliciting proxies.  Proxies may be solicited by mail and the directors, officers or employees of the Corporation may solicit proxies personally, by telephone or by facsimile.  None of these individuals will receive extra compensation for such efforts.  The Corporation has also engaged D.F. King & Co. Inc. to solicit proxies on behalf of management and the directors of the Corporation.  A fee of US$6,000 and reasonable expenses incurred in soliciting proxies by D.F. King & Co. Inc. will be borne by the Corporation.  The Corporation will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy material to beneficial owners of class A subordinate voting shares (“Subordinate Voting Shares”) and class B common shares (“Common Shares”) of the Corporation (the Subordinate Voting Shares and the Common Shares are, hereinafter, collectively referred to as the “Shares”) and obtaining proxies therefrom.

No person is authorized to give any information or to make any representation other than those contained in this Management Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation.  The delivery of this Management Proxy Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Management Proxy Circular.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE FORM OF PROXY ACCOMPANYING THIS MANAGEMENT PROXY CIRCULAR ARE DIRECTORS AND/OR EXECUTIVE OFFICERS OF THE CORPORATION.  A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY, TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING AND AT ANY ADJOURNMENTS THEREOF.  SUCH RIGHT MAY BE EXERCISED BY EITHER STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED IN THE FORM OF PROXY AND INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED FORM OF PROXY TO COMPUTERSHARE INVESTOR SERVICES INC. IN TIME FOR USE AT THE MEETING IN THE MANNER SPECIFIED IN THE NOTICE OF THE MEETING WHICH ACCOMPANIES THIS MANAGEMENT PROXY CIRCULAR.  A shareholder cannot appoint a person to vote his or her Shares other than the persons whose printed names appear on the form of proxy if the shareholder decides to vote by telephone.  It is important to ensure that any other person that is appointed is attending the Meeting and is aware that his or her appointment has been made to vote the Shares of the shareholder.  Proxyholders should, at the Meeting, present themselves to a representative of Computershare Investor Services Inc. (“Computershare”).

Any shareholder of the Corporation who executes and returns a form of proxy may revoke it at any time prior to use by:  (i) depositing an instrument in writing or transmitting an instrument by telephone or electronic means executed in writing or by electronic signature by such shareholder or such shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof properly authorized, either at the registered office of the Corporation or with Computershare at any time up to and including the last business day preceding the Meeting or any adjournments thereof; (ii) depositing such instrument in writing with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournments thereof; or (iii) in any other manner permitted by law.  See also “Voting by Non-Registered Shareholders” with respect to the revocation of a form of proxy by a non-registered shareholder of the Corporation.

Dundee Corporation

Management Proxy Circular

VOTING BY REGISTERED SHAREHOLDERS

Voting by Proxy

Registered shareholders can vote their Shares by proxy in the following four ways:

▪

by telephone by calling the separate telephone number set out in the form of proxy included with this Management Proxy Circular for holders of Subordinate Voting Shares and for holders of Common Shares from a touch-tone phone and following the instructions set out on the proxy form (the required access codes being the control number, holder account number and access number found at the bottom of the enclosed proxy form);

▪

on the Internet at www.computershare.com/proxy by following the instructions set out on the proxy form (the required access codes being the control number, holder account number and proxy access number found at the bottom of the enclosed proxy form);

▪

by mail by completing, dating and signing the enclosed proxy form and returning same to Computershare in the envelope provided; or

▪

by facsimile by completing, dating and signing the enclosed proxy form and forwarding same by fax to Computershare at (416) 263-9524 or 1-866-249-7775.

Proxies must be received by Computershare no later than 5:00 p.m. (Toronto time) on Wednesday, June 21, 2006 or, in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment of the Meeting.

Voting by Attending the Meeting in Person

Registered shareholders who wish to vote their Shares in person at the Meeting should not complete or return their proxy form and should present themselves to a representative of Computershare at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Non-registered shareholders are shareholders who hold Shares in the name of an intermediary (such as a securities broker, trust company or other financial institution).

Voting by Providing Instructions to the Intermediary

Non-registered shareholders should follow the directions of their intermediaries with respect to the procedures to be followed for voting their Shares.  These procedures generally allow voting in the following four ways:

▪

by telephone at 1-800-474-7493 by following the instructions set out on the proxy form (the required access code being the control number found on the enclosed voting form);

▪

on the Internet at www.proxyvotecanada.com by following the instructions set out on the proxy form (the required access code being the control number found on the enclosed voting form);

▪

by mail in accordance with the instructions found on the enclosed proxy form; or

▪

by facsimile in accordance with the instructions found on the enclosed proxy form.

Non-registered shareholders must not use the facsimile number or mailing address of Computershare provided in this Management Proxy Circular as these are reserved for registered shareholders and should instead use the information provided by the intermediary.  If a non-registered shareholder of the Corporation who has voted his or her Shares by following the directions of the intermediary wishes to revoke his or her vote, such shareholder must contact his or her intermediary to determine the procedure to be followed.

Proxies must be received by no later than 5:00 p.m. (Toronto time) on Wednesday, June 21, 2006 or, in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment of the Meeting.

Dundee Corporation

Management Proxy Circular

Voting by Attending the Meeting in Person

The Corporation does not have access to the names and shareholdings of its non-registered shareholders.  Therefore, if a non-registered shareholder of the Corporation wishes to attend the Meeting and vote in person at the Meeting, he or she should insert his or her own name in the space provided on the voting form or request for voting instructions to be sent to the non-registered shareholder by the intermediary and then follow the signing and return instructions provided by the intermediary to appoint himself or herself as a proxyholder.  As the non-registered shareholder will be attending the Meeting in person, he or she should not otherwise complete the voting form or request for voting instructions sent by the intermediary.  Non-registered shareholders who instruct their intermediary to appoint them as proxyholders should, at the Meeting, present themselves to a representative of Computershare.

EXERCISE OF DISCRETION BY PROXIES

All properly executed forms of proxy, not previously revoked, will be voted or withheld from voting on any ballot taken at the Meeting in accordance with the instructions contained therein.  FORMS OF PROXY CONTAINING NO INSTRUCTIONS REGARDING THE MATTERS SPECIFIED THEREIN WILL BE VOTED IN FAVOUR OF SUCH MATTERS.  IN THE EVENT, NOT PRESENTLY ANTICIPATED, THAT ANY OTHER MATTER IS PROPERLY BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF AND IS SUBMITTED TO A VOTE, THE FORM OF PROXY MAY BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED THEREIN.  THE FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY IN RESPECT OF AMENDMENTS TO, OR VARIATIONS IN, ALL MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

RECORD DATE

The directors of the Corporation have fixed May 4, 2006 as the record date for the determination of shareholders of the Corporation entitled to receive notice of the Meeting.  Only shareholders of the Corporation of record at the close of business on such record date will be entitled to vote at the Meeting, and at all adjournments thereof, except to the extent that a shareholder has transferred any Shares after the record date and the transferee of those Shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that such transferee owns the Shares and requests not later than ten days before the Meeting that the name of such transferee be included in the list of shareholders of the Corporation entitled to vote at the Meeting, in which case the transferee is entitled to vote at the Meeting and at all adjournments thereof.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of May 4, 2006, there were issued and outstanding 24,003,709 Subordinate Voting Shares and 1,048,405 Common Shares. Each Subordinate Voting Share has the right to one vote and each Common Share has the right to 100 votes on each matter to be voted on at the Meeting.  The Subordinate Voting Shares represent an aggregate of 18.6% of the outstanding votes.  Except as otherwise noted in this Management Proxy Circular, a simple majority of votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of the matter submitted to a vote.

Ned Goodman, the President and Chief Executive Officer of the Corporation, owns in aggregate, directly and indirectly, 878,562 Common Shares, which includes 166,935 Common Shares under options, and 1,389,962 Subordinate Voting Shares, which includes 509,000 Subordinate Voting Shares under options.  These holdings represent 83.8% of the Common Shares and 5.7% of the Subordinate Voting Shares and collectively a 69% voting interest assuming the exercise of such options.

Jodamada Corporation, a private company owned by the adult children of Ned Goodman, owns 2,983,503 Subordinate Voting Shares and 140,299 Common Shares, representing 12.4% and 13.4% of each class, respectively, and collectively a 13.2% voting interest.

AIC Limited has reported that, through managed accounts, it holds, in aggregate, 2,545,959 Subordinate Voting Shares representing 10.6% of the class and a 2.0% voting interest.

Dundee Corporation

Management Proxy Circular

Private Capital Management, LP has reported that, through managed accounts, it holds, in aggregate, 4,145,749 Subordinate Voting Shares representing 17.3% of the class and a 3.2% voting interest.

Gluskin Sheff + Associates Inc. has reported that, through managed accounts, it holds, in aggregate, 2,877,573 Subordinate Voting Shares representing 12% of the class and a 2.2% voting interest.

Other than as set out above, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation.

The share provisions of the Corporation provide “coat-tail” protection to the holders of Subordinate Voting Shares.  In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all of the holders of Common Shares, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share at any time from the day the offer is made until:  (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer, and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer.  The right of conversion into Common Shares will not come into effect if an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares.  All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares immediately after the Common Shares are taken up and purchased under the offer or immediately after the Subordinate Voting Shares are released to the holder thereof.

Subordinate Voting Shares will be automatically converted into Common Shares in the case of an exempt take-over bid for Common Shares at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares by an offeror (other than certain exempt persons) acquiring shares of the Corporation such that the offeror holds voting shares of the Corporation having attached thereto 50% or more of the votes attached to all of the then outstanding voting shares of the Corporation.

BUSINESS OF THE MEETING

PRESENTATION OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2005 and the auditor’s report thereon will be placed before the Meeting.

ELECTION OF DIRECTORS

Nine (9) directors are to be elected to the board of directors. Please see “Nominated Directors” for more information. The number of directors has been fixed at nine by a resolution of the Board of Directors.

The persons named in the enclosed form of proxy which accompanies this Management Proxy Circular intend to vote FOR the election of the nine nominees listed above as directors of the Corporation unless the shareholder of the Corporation has specified in the form of proxy that the Shares represented by such form of proxy are to be withheld from voting in respect thereof.

Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation, but if that should occur for any reason prior to the Meeting or any adjournments thereof, the persons named in the enclosed form of proxy have the right to vote for another nominee in their discretion.  Each director elected will hold office until the next annual meeting of the shareholders of the Corporation unless his office is earlier vacated or until his successor is elected in accordance with the by-laws of the Corporation.

Dundee Corporation

Management Proxy Circular

APPOINTMENT OF AUDITOR

The directors of the Corporation recommend, on the advice of the audit committee of the directors of the Corporation (the “Audit Committee”), that Ernst & Young LLP, Chartered Accountants (“Ernst & Young LLP”), be re-appointed as the auditor of the Corporation.  Ernst & Young LLP was initially appointed auditor of the Corporation on June 19, 2002.  Additional information with respect to audit and non-audit fees paid to Ernst & Young LLP in respect of the financial years ended December 31, 2005 and 2004, respectively, is contained in the Audit Committee section in the Corporation’s 2005 annual information form dated March 29, 2006. (the “2005 AIF”) which can be found on SEDAR at www.sedar.com.

The persons named in the form of proxy which accompanies this Management Proxy Circular intend to vote FOR the appointment of Ernst & Young LLP, as the auditor of the Corporation, to hold office until its successor is appointed and to authorize the directors of the Corporation to fix the remuneration of the auditor, unless the shareholder of the Corporation has specified in the form of proxy that the Shares represented by such form of proxy are to be withheld from voting in respect thereof.

THE NOMINATED DIRECTORS

The following table provides the name of each person nominated by management of the Corporation for election as a director of the Corporation, their place of residence, all positions and offices with the Corporation now held by such person, each such person’s principal occupation, the year in which the person first became director of the Corporation and the number of voting or other securities of the Corporation which are beneficially owned by each such person, directly or indirectly, or over which each such person exercises control or direction as of May 4, 2006:

Director – 2005 Meeting Participation	Director Since	Committees 2005	Holdings(1)
Normand Beauchamp(2) Quebec, Canada President of Capital NDSL Inc., an investment company. Also a director of Astral Media Inc., Chemins de fer du Québec, Lipso Systems Inc., PROADN Diagnostics. Mr. Beauchamp participated in 10 of the 11 directors’ meetings held and 18 of the 18 respective Committee meetings held.	1991	Audit	Subordinate Voting	10,000
		Compensation	Options	10,000
			Deferred Share Units	6,423

Jonathan Goodman (3) Ontario, Canada President and Chief Executive Officer of Dundee Precious Metals Inc. Also a director of Breakwater Resources Ltd., Dundee Resources Limited, Eurogas Corporation, Frontier Pacific Mining Corporation, Major Drilling Group International Inc., Odyssey Resources Ltd., Tahera Diamond Corp., and Woodruff Capital Management Inc. Mr. Goodman participated in 10 of the 11 directors’ meetings held.	1996	N/A	Subordinate Voting Options Deferred Share Units	64,693 120,000 4,331

Dundee Corporation

Management Proxy Circular

Ned Goodman (4) Ontario and Quebec, Canada President and Chief Executive Officer, Dundee Corporation and Dundee Wealth Management Inc., Chairman, President and Chief Executive Officer of DWM Inc., and Chairman of Goodman & Company, Investment Counsel Ltd. Also Chairman Emeritus of the Canadian Council of Christians and Jews and a Governor of Junior Achievement of Canada, a director of Breakwater Resources Ltd., Dundee Precious Metals Inc., Eurogas Corporation, and Chairman of the Board of Trustees of Dundee REIT. Mr. Goodman participated in 11 of the 11 directors’ meetings held.	1991	N/A	Subordinate Voting Common Options Deferred Share Units	880,962 711,627 509,000 13,416
Harold P. Gordon, Q.C. Florida, U.S.A. Chairman, Dundee Corporation Also a director of Alliance Atlantis Communications Inc., Dorel Industries Inc. Pethealth Inc., Transcontinental Inc. and Madacy Holding Inc., and the Chairman and a director of the Sauvé Scholars Foundation. Mr. Gordon participated in 11 of the 11 directors’ meetings held and 10 of the 10 respective Committee meetings held.	2000	Compensation, Chair Corporate Governance and Nominating	Subordinate Voting Options Deferred Share Units	8,315 75,000 47,276
Dr. Frederick H. Lowy Quebec, Canada President Emeritus of Concordia University. Also a director of Neurochem Inc. and has served as Dean of the Faculty of Medicine at the University of Toronto. Also is a former director of the Montreal Board of Trade, Centraide (The United Way) and the National Ballet of Canada as well as a past trustee of several Toronto hospitals and the Ontario Cancer Institute. Dr. Lowy participated in 10 of the 11 directors’ meetings held and in 5 of the 5 Corporate Governance and Nominating Committee meetings held.	1999	Corporate Governance and Nominating, Chair	Subordinate Voting	1,500
			Options	30,000
			Deferred Share Units	5,240

Garth MacRae Ontario, Canada Also a director of Breakwater Resources Ltd., ChondroGene Limited, Dundee Precious Metals Inc., Dundee Wealth Management Inc., Eurogas Corporation, Torque Energy Inc., Great Plains Exploration Inc. and Uranium Participation Corporation and a governor of Goodman & Company, Investment Counsel Ltd. Mr. MacRae participated in 10 of the 11 directors’ meetings held. Mr. MacRae participated in 11 of the 13 respective Committee meetings held.	1991	Audit	Subordinate Voting Common Options Deferred Share Units	171,586 291 135,000 14,635

Dundee Corporation

Management Proxy Circular

Robert McLeish, CFA(5) Ontario, Canada Chairman of Dundee Wealth Management Inc. and Consultant with over 35 years of experience in the investment business. Has been a member of various committees of the TSX, including the Conflicts of Interest Committee and is currently also a director of Dundee Wealth Management Inc., Airboss of America Corp., Welton Energy Corporation, and a number of private corporations and former director of the Juvenile Diabetes Research Foundation. Mr. McLeish participated in 9 of the 11 directors’ meetings held and 12 of the 13 Audit Committee meetings held.	2002	Audit	Subordinate Voting Options Deferred Share Units	3,000 45,000 4,564
K. Barry Sparks Ontario, Canada President of Torvan Capital Group, a corporate advisory and management company. Also President and a director of Cencotech Inc., Vice Chairman and a director of VR Interactive Corporation and a director of Dundee Wealth Bank and Ridgeway Petroleum Corp. Mr. Sparks participated in 10 of the 11 directors’ meetings held and 13 of the 14 Audit Committee meetings held.	1993	Audit, Chair	Subordinate Voting Options	15,000 10,000
Harry R. Steele(6) Nova Scotia, Canada Chairman of Newfoundland Capital Corporation Limited, a publicly-traded company which operates over 70 radio licences across Canada. Mr. Steele participated in 10 of the 11 directors’ meetings held and 9 of the 10 respective Committee meetings held.	1991	Compensation Corporate Governance and Nominating	Subordinate Voting Options Deferred Share Units	10,000 40,000 5,583

(1)

Information with respect to the class and number of securities beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Corporation, has been provided by the respective nominees.

(2)

Mr. Beauchamp became a director of CINAR Corporation, after CINAR Corporation became the subject of a cease trade order.

(3)

Director and a shareholder of Jodamada Corporation.  See “Voting Securities and Principal Holders Thereof”.

(4)

See “Voting Securities and Principal Holders Thereof”.

(5)   Mr. McLeish became Chairman of Dundee Wealth Management Inc. on May 12, 2005.  Mr. Ned Goodman was Chairman of Dundee Wealth Management Inc. until May 12, 2005.

(6)  Mr. Steele was a director of Canada 3000 Inc. between May 16, 2000 and November 10, 2001, a company that sought protection under the Companies Creditors Arrangement Act (Canada) on November 11, 2001.

COMPENSATION OF DIRECTORS

Effective April 1, 2006, the Corporation pays directors’ fees of $35,000 per annum plus $1,500 per meeting of the directors or a committee thereof attended by each of its directors.  In addition, the Chairman of the Corporation is entitled to an annual retainer of $250,000 in respect of the financial year ended December 31, 2005, all of which he receives in units under the deferred share unit plan of the

Dundee Corporation

Management Proxy Circular

Corporation (the “DSU Plan”) and Subordinate Voting Shares and an annual travel allowance of $12,000.  In 2003, the Chairman of the Corporation was paid a fee by Dundee Wealth Management Inc. (“Dundee Wealth”) of 50,000 units granted under the Dundee Wealth deferred share unit plan for introducing and assisting Dundee Wealth in the completion of a significant acquisition.  Under the Share Purchase Plan of the Corporation, the Chairman of the Corporation is entitled to contribute up to $20,000 annually of which such amount is matched by the Corporation.  During the year ended December 31, 2005, the Chairman received an aggregate of 1,789 Subordinate Voting Shares by the Corporation under the Share Purchase Plan.  The chairman of each of the corporate governance and nominating committee of the directors of the Corporation (the “Corporate Governance and Nominating Committee”) and the compensation committee of the directors of the Corporation (the “Compensation Committee”) and each of the members of the Audit Committee receive an additional $5,000 per annum.  The chairman of the Audit Committee of the directors of the Corporation receives an additional $15,000 per annum.  All directors of the Corporation are reimbursed for their expenses and travel incurred in connection with attending directors’ meetings. All of the directors are eligible to participate in certain components of the Share Incentive Plan and have the option of receiving their fees in units of the DSU Plan.  The directors’ fees are reviewed periodically and may be changed from time to time.

During the financial year ended December 31, 2005, the Corporation paid an aggregate of $451,500 in directors’ fees to the directors of the Corporation not including the Chairman’s retainer and associated travel allowance.  As of the date hereof, seven of the nine directors of the Corporation have chosen to receive all or substantially all of their directors’ fees in units under the DSU Plan.  During the financial year ended December 31, 2005, the Corporation did not grant any Options to independent directors of the Corporation.

CORPORATE GOVERNANCE PRACTICES

In June 2005, the Corporation’s corporate governance disclosure obligations changed due to the introduction by the Canadian securities regulatory authorities of National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Instrument”) and National Policy 58-201 Effective Corporate Governance (the “Policy”), which effectively replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.  The Corporation and its Corporate Governance and Nominating Committee have determined that the Corporation meets most of the recommendations set out in the Policy.  The Instrument requires disclosure by the Corporation of its approach to corporate governance.  As the Corporation has some filing requirements in the United States, it must comply with certain provisions of the United States Sarbanes-Oxley Act of 2002. The Corporation will continue to monitor, assess and adjust its practices, if required, in light of regulatory changes that come into effect.

The following disclosure sets out the Corporation’s approach to corporate governance:

Board of Directors

The Instrument defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation.  A “material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of such member’s independent judgment, and certain relationships are deemed to be material.

The Board is constituted of a majority of individuals who are independent within the meaning of the Instrument.  Based on the definition of “independence” under the Instrument, each of Normand Beauchamp, Dr. Frederick H. Lowy, Garth MacRae, Robert McLeish, K. Barry Sparks and Harry R. Steele, as well as Harold Gordon, the Chairman of the Board, is independent.  Each of Ned Goodman and Jonathan Goodman is not independent.  The Board has determined that Ned Goodman is not independent because he is the President and Chief Executive Officer of the Corporation, the President and Chief Executive Officer of Dundee Wealth (a subsidiary of the Corporation), the Chairman, President and Chief Executive Officer of DWM Inc. (a subsidiary of the Corporation) and the Chairman of Goodman & Company, Investment Counsel Ltd. (a subsidiary of the Corporation) and Jonathan Goodman is not independent because he is the son of Ned Goodman, President and Chief Executive Officer of the Corporation.

Dundee Corporation

Management Proxy Circular

The independent directors of the Board meet regularly, in camera, after each Board meeting and more often if required to facilitate open and candid discussion among themselves. During 2005, the independent directors of the Board met on 11 occasions.

The Chairman’s responsibilities include, inter alia, chairing every meeting of the Board and encouraging free and open discussions at such meetings, setting the agenda, and ensuring that the Board’s agenda will allow it to successfully carry out its duties.

The Board has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee which function pursuant to written mandates and whose roles and responsibilities are described herein.  All of the members of such committees are independent within the meaning of the Instrument, and, in the case of the Audit Committee, within the meaning of Multilateral Instrument 52-110 Audit Committees of the Canadian securities regulatory authorities.  The composition and the mandates of each of the committees are reviewed and approved annually by the Board.  The Committees meet regularly with and without management present. The Corporation does not have an executive committee of the directors of the Corporation.

In addition to being independent, the directors of the Corporation have determined that each of the members of the Audit Committee is financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees.  Financial literacy is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. Additional information relating to the Audit Committee including the charter of the Audit Committee are contained under the heading Audit Committee and as Appendix A Charter of the Audit Committee to the 2005 AIF dated March 28, 2006 which can be found on www.sedar.com.

Directorships of Other Reporting Issuers

Several members of the Board are currently directors of other public entities.  Normand Beauchamp is a director of Astral Media Inc.  Jonathan Goodman is a director of Breakwater Resources Ltd., Dundee Precious Metals Inc., Eurogas Corporation, Frontier Pacific Mining Corporation, Major Drilling Group International Inc., Odyssey Resources Ltd., Tahera Diamond Corporation and Woodruff Capital Management Inc.  Ned Goodman is a director of Breakwater Resources Ltd., Dundee Wealth, Dundee Precious Metals Inc. and Eurogas Corporation and a Trustee of Dundee REIT.  Harold Gordon is a director of Alliance Atlantis Communications Inc., Dorel Industries Inc., Transcontinental Inc. and Pethealth Inc. Dr. Frederick Lowy is a director of Neurochem Inc. Garth A.C. MacRae is a director of Breakwater Resources Ltd., ChondroGene Limited, Dundee Wealth, Dundee Precious Metals Inc., Eurogas Corporation, Great Plains Exploration Inc., Torque Energy Inc. and Uranium Participation Corporation. Robert McLeish is a director of Airboss of America Corp., Dundee Wealth and Welton Energy Corporation.  K. Barry Sparks is a director of Cencotech Inc., VR Interactive Corporation and Ridgeway Petroleum Corp.  Harry R. Steele is Chairman of Newfoundland Capital Corporation Limited. Please see the Nominated Directors in the “Business of the Meeting” section of this Management Proxy Circular for additional information on the directors and the boards of other entities on which they serve and their respective attendance records for the Corporation’s Board and Committee meetings.

Board Mandate

The Board operates pursuant to the mandate set out in the Business Corporations Act (Ontario), and in that regard, supervises the management of the business and affairs of the Corporation, and acts with a view to the best interests of the Corporation. The Board, together with management of the Corporation, establishes policies and procedures by which the Corporation operates its business, and the Board reviews and assesses the execution by management of the Corporation’s objectives and the results obtained.

The Board has neither adopted a formal policy nor granted authority setting out what specific matters must be brought by management to the Board for approval. There are certain matters such as approval of financial statements and declaration of dividends or issuance of share capital that must be approved by the Board in accordance with corporate and/or securities laws requirements.  There is a clear

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understanding between management of the Corporation and the Board through general and historical Board practice and accepted legal practice that all transactions or matters of a material nature must be presented by management for approval by the Board.  It has been the experience to date of the members of the Board that they have been kept well informed as to the business and affairs of the Corporation and that the matters which have been brought forward to the Board for approval have been appropriate.

Management of the Corporation reviews with the Board on a periodic basis its strategic plan and direction for the Corporation.  The Board receives from management of the Corporation updated reports on the status of the business and operations of the Corporation. In addition, the Audit Committee reviews the principal financial risks of the Corporation’s business and its internal control policies and procedures on a periodic basis and performs other functions described in the Audit Committee’s Charter, which is attached as Appendix A to the 2005 AIF.

The Board reviews and approves the contents of the Corporation’s major disclosure documents including audited and unaudited financial statements, management’s discussion and analysis, annual information form and management proxy circular. Procedures are in place to ensure that timely, factual and accurate information is provided by the consolidated subsidiaries of the Corporation to the senior management of the Corporation and by the Corporation to the public. The Corporation and the Board believe that such disclosure controls and procedures are effective.

Position Descriptions

The Board has not adopted written position descriptions for the Chairman of the Board or the Chair of each Committee. The role and responsibilities of the Chairman are well-established and are described above under the heading Board of Directors. Similarly, the Chair of each Committee has similar responsibilities for his or her committee.

The Board has not adopted a written position description for the President and Chief Executive Officer. The objectives of the President and Chief Executive Officer follow from his involvement with the execution of the strategic plan and the corporate objectives of the Corporation. The role and responsibilities of the President and Chief Executive Officer include the implementation of the Corporation’s strategic plan and corporate objectives and the general mandate to manage the Corporation. The Compensation Committee, when reviewing the compensation of the Chief Executive Officer, makes an overall assessment of the performance by the Chief Executive Officer in achieving such objectives and in directing the Corporation in the execution of its strategic plan and corporate objectives. The Board meets annually to review and evaluate the Corporation’s strategic plan and corporate objectives.

Orientation and Continuing Education

The Corporation has a practice with respect to the orientation and education of new directors of the Corporation. New directors of the Corporation are given the opportunity to meet with senior management and other directors of the Corporation to familiarize themselves with the business and activities of the Corporation and their responsibilities as directors of the Corporation. Directors are provided with a Directors’ Information Guide updated on a periodic basis which contains information about the Corporation and its affiliates, the Corporation’s recent regulatory filings such as its annual information form and proxy material, the regulatory environment applicable to the Corporation and its subsidiaries, the reporting requirements of the directors of the Corporation, information with respect to the committees of the Board and the written mandates of each such committees and certain policies and procedures of the Board.  The Corporation makes available to its directors, at its expense, certain third-party professional development courses to further enhance the education of the Corporation’s directors.

Ethical Business Conduct

Although the Board has not adopted a written code of business conduct and ethics, the Board has adopted policies, in addition to the relevant provisions of the Business Corporations Act (Ontario) (the “OBCA”) applicable to directors of the Board, to promote a culture of ethical business conduct.  In accordance with the OBCA, directors are required to disclose all actual or potential conflicts of interest and refrain from voting on matters where the director has a conflict of interest.  Also, directors are

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required to excuse themselves from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

The Corporation has a practice permitting the Board, any committee thereof and any individual director to engage independent external advisors at the expense of the Corporation when necessary.

In 2005, at the recommendation of the Audit Committee and the Corporate Governance and Nominating Committee, the Board approved the implementation of a Whistleblower Policy, in accordance with the United States Sarbanes-Oxley Act of 2002 requirements that the Corporation must comply with, and in accordance with Multilateral Instrument 52-110 Audit Committees of the Canadian securities regulatory authorities.

Corporate Governance and Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for, among other things, overseeing and making recommendations to the directors of the Corporation on developing the approach of the Corporation to corporate governance issues. The Corporate Governance and Nominating Committee also reviews with the Board the application of corporate governance principles and practices and tracks developments in corporate governance. The Corporate Governance and Nominating Committee is also responsible for formulating the response of the Corporation to the applicable corporate governance guidelines and disclosure requirements which is then reviewed and approved by the Board.

The mandate of the Corporate Governance and Nominating Committee includes reviewing the size and overall composition of the Board with a view to assisting the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Corporation, reviewing proposed new nominees to the Board and reviewing and assessing, on a periodic basis, the performance and contribution of the directors of the Corporation.  It is the mandate of the Corporate Governance and Nominating Committee to identify, evaluate and recommend nominees for the Board in consultation with the Chairman and the Chief Executive Officer of the Corporation.

All of the members of the Corporate Governance and Nominating Committee are independent within the meaning of the Instrument.

Assessments

As noted above, the mandate of the Corporate Governance and Nominating Committee includes reviewing and assessing, on a periodic basis, the directors of the Corporation, the effectiveness of the Board as a whole and the contribution of each individual director to the Corporation. The Board reviews the size and the composition of the committees of the Board on an annual basis. Each of the committees of the Board and the full Board reviews the appropriateness of the mandates of the committees of the Board on an annual basis. The Corporate Governance and Nominating Committee, with approval of the Board, has approved and implemented a more formal process relating to the evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.  Directors complete Self-Evaluation, Corporate Governance Evaluation and Assessment of Board Performance Evaluation forms in this regard.

Compensation

The members of the Compensation Committee are Harold Gordon, Normand Beauchamp and Harry Steele.  No member of the Compensation Committee has ever been an officer or employee of the Corporation or any of its subsidiaries.  All members of the Compensation Committee are independent directors of the Corporation within the meaning of the Instrument.

The Compensation Committee has, as part of its mandate, primary responsibility for determining compensation arrangements, including base salary, annual incentive compensation (bonus) and long term incentive compensation of certain officers of the Corporation.  The Compensation Committee also evaluates the performance of the Corporation’s executive officers and reviews the design and competitiveness of the Corporation’s incentive plans.  In addition, the Compensation Committee reviews the adequacy of the compensation of the directors of the Corporation, including the Chairman of each of

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the committees of the directors of the Corporation, to ensure that their compensation realistically reflects the responsibilities and risks involved in being an effective director of the Corporation.

The Compensation Committee periodically reviews the adequacy and form of compensation of directors and officers of the Corporation. In making recommendations to the Board for appropriate adjustments, the Compensation Committee considers the time commitment, risks and responsibilities of directors as well as comparative data derived from surveys of directors' compensation at other companies.  In recommending the form of directors’ compensation, the Compensation Committee seeks to align the interests of directors and shareholders of the Company.  Currently, seven of the nine directors of the Corporation receive all of substantially all of their directors’ fees in deferred share units of the Corporation. The Compensation Committee also reviews and approves compensation for the executive officers of the Corporation, including the Chief Executive Officer (see “Executive Compensation”) and also administers the Corporation’s share incentive plans including reviewing and approving recommendations from management on allocations to employees from these plans, establishing entitlements under the plans and setting vesting and other criteria in accordance with the plans. In this regard, the Compensation Committee has historically engaged third party consultants specializing in compensation matters to assist it with respect to these functions.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “Instrument”) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the financial years ended December 31, 2005, 2004 and 2003 (to the extent required by the Instrument) in respect of each of the individuals who were, at December 31, 2005, the Chief Executive Officer, the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation and those individuals for whom disclosure would have been provided but for the fact that the individuals were not serving as officers of the Corporation at December 31, 2005 (collectively the “Named Executive Officers”).  As of May 4, 2006, the Corporation owned an approximate 61.6% equity interest in Dundee Wealth, an 86% equity interest in Dundee Realty Corporation (“Dundee Realty”) and a 100% equity interest in Dundee Resources Limited (“Dundee Resources”). Certain of the Named Executive Officers also provide services to Dundee Wealth and/or Dundee Realty and certain of its subsidiaries.  The following disclosure includes, as required, compensation paid to certain of the Named Executive Officers by Dundee Wealth and/or Dundee Realty and certain of its subsidiaries where indicated.  For details with respect to all of the compensation paid to such Named Executive Officers in respect of services provided to Dundee Wealth, please see the management proxy circular dated May 4, 2006 of Dundee Wealth for the financial year ended December 31, 2005 (the “Dundee Wealth Circular”).

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Summary Compensation Table
Annual Executive Compensation
Name and Principal Position as at December 31, 2005 (1)	Year	Salary Allocated to Dundee Corporation ($) (2)	Salary Allocated to Dundee Wealth ($) (2)	Salary Allocated to Dundee Realty ($)(2)	Salary Allocated to Dundee Resources	Bonus Allocated to Dundee Corporation ($)(2)	Bonus Allocated to Dundee Wealth ($)(2)	Bonus Allocated to Dundee Realty ($)(2)	Bonus Allocated to Dundee Resources	Other Annual Compen-sation ($)(4) (5)	Securities Under Options Granted (#)(6)	All Other Compen-sation ($)(7)
Ned Goodman President and CEO, Dundee Corporation and Dundee Wealth	2005 2004 2003	200,000 200,000 200,000	600,000 600,000 600,000	100,000 100,000 50,000	0 0 0	1,000,000 1,466,667 1,700,000	See Note 3 1,200,000 1,000,000	0 0 0	0 0 0	464,813 71,000 69,500	0 300,000 0	29,475 27,150 16,838
Joanne Ferstman Executive Vice President, CFO, and Corporate Secretary, Dundee Corporation and Executive Vice President and CFO, Dundee Wealth	2005 2004 2003	187,500 187,500 187,500	187,500 187,500 187,500	0 0 0	0 0 0	600,000 300,000 337,500	See Note 3 300,000 337,500	0 100,000 0	0 0 0	175,835 60,897 61,772	0 50,000 0	23,466 19,258 19,258
Michael Cooper President and Chief Executive Officer, Dundee Realty	2005 2004 2003	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	1,000,000 1,000,000 0	0 0 0	14,960 8,820 11,292	0 0 0	0 0 0
David Goodman President and CEO, Goodman & Company, Investment Counsel Ltd., Deputy Chairman, Dundee Wealth	2005 2004 2003	0 50,000 50,000	500,000 450,000 450,000	0 0 0	0 0 0	0 100,000 100,000	See Note 3 1,433,333 1,117,988	0 0 0	0 0 0	375,250 435,500 295,500	0 25,000 0	0 6,184 5,606
Murray John(8) President and CEO, Dundee Resources	2005 2004 2003	0 0 0	0 0 0	0 0 0	300,000 100,000 0	0 0 0	0 0 0	0 0 0	150,000 100,000 0	0 0 0	0 0 0	0 0 0

Donald K. Charter(9)

Formerly Chairman, President and CEO, Dundee Securities Corporation, Chairman and CEO, Dundee Private Investors Inc., Executive Vice President, Dundee Corporation and Dundee Wealth

	2005 2004 2003	0 50,000 50,000	500,000 450,000 450,000	0 0 0	0 0 0	0 100,000 100,000	0 900,000 900,000	0 0 0	0 0 0	146,924 1,051,462 739,136	0 25,000 0	6,250,000 6,044 5,718

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(1)

Mr. Ned Goodman is also the Chairman, President and Chief Executive Officer of DWM Inc. and the Chairman of Goodman & Company, Investment Counsel Ltd.  Mr. David Goodman is also Deputy Chairman of DWM Inc.  Ms. Ferstman is also an Executive Vice President and the Chief Financial Officer of DWM Inc. and the Chief Financial Officer of Dundee Realty.  As Dundee Realty became a subsidiary of Dundee Corporation on June 30, 2003, Mr. Cooper’s compensation from Dundee Realty prior to June 30, 2003 has not been reported in the summary compensation table.

(2)

For the financial years ended December 31, 2005, 2004 and 2003, denotes salary or bonus, as applicable, paid to each such Named Executive Officer for his or her services both as an executive officer of the Corporation and its subsidiaries and with respect to his or her functions with Dundee Wealth, Dundee Realty and/or Dundee Resources and each of their subsidiaries, where applicable.  The bonus paid to Mr. David Goodman in 2004 also includes a bonus earned in connection with the performance of a subsidiary of the Corporation.  Messrs. Ned Goodman, David Goodman and Ms. Ferstman have also been granted bonuses with respect to the financial year ended December 31, 2004 in the amounts of $733,333, $50,000 and $150,000, respectively, to be paid by the Corporation in cash, Subordinate Voting Shares or deferred units under the Corporation’s deferred share unit plan and $600,000, $716,667 and $150,000, respectively, to be paid by Dundee Wealth in cash, common shares or in units under its deferred share unit plan on January 1, 2008 provided that they remain employees of the Corporation or affiliates until such date.  In addition, Messrs. Ned Goodman, David Goodman and Ms. Ferstman have also been granted bonuses with respect to the financial year ended December 31, 2003 in the amounts of $675,000, $50,000 and $168,750, respectively, to be paid by the Corporation in cash,  Subordinate Voting Shares or in units under its deferred share unit plan and $675,000, $450,000, and $168,750, respectively, to be paid by Dundee Wealth in cash, common shares or in units under its deferred share unit plan on January 1, 2007 provided that they remain employees of the Corporation or affiliates thereof until such date.

(3)

Each of Mr. Ned Goodman, Ms. Ferstman and Mr. David Goodman have elected to receive 100% of their annual bonus relating to Dundee Wealth in deferred share units of Dundee Wealth. On May 15, 2006, Mr. Ned Goodman received 115,990 deferred share units of Dundee Wealth with a value of $1,400,000, Mr. David Goodman received 132,560 deferred share units of Dundee Wealth with a value of $1,600,000 and Ms. Ferstman received 49,710 deferred share units of Dundee Wealth with a value of $600,000.  The value of these Dundee Wealth deferred share units are not reflected in the table as they were granted after December 31, 2005.

(4)

Taxable benefits did not exceed minimum threshold disclosure levels for any of the Named Executive Officers in 2005, 2004 or 2003. In respect of Mr. Ned Goodman, the figures provided represent directors’ fees paid by the Corporation in cash, Subordinate Voting Shares or deferred share units, as applicable, and Dundee Wealth.  In respect of Mr. Cooper, the figures provided represent an imputed interest benefit on an employee loan from the Corporation.  In respect of Mr. Charter, the figures provided represent an imputed benefit. In respect of Mr. David Goodman, the figures provided represent directors’ fees paid by Dundee Wealth.  In respect of Ms. Ferstman, the figures provided represent an imputed interest benefit on an employee loan from the Corporation.  See “Indebtedness of Directors and Executive Officers” for additional information on the employee loans.  See “Compensation of Directors” below and in the Dundee Wealth Circular for additional information on directors’ fees payable by the Corporation and Dundee Wealth.

(5)

As part of long-term incentive compensation, Dundee Wealth issued common shares under its share bonus plans to certain of the Named Executive Officers as follows:  On January 1, 2003, 125,000 common shares with a value of $687,500 to Mr. Charter and 50,000 common shares with a value of $275,000 to Mr. David Goodman; on January 1, 2004, 125,000 common shares with a value of $1,006,250 to Mr. Charter and 50,000 Common Shares with a value of $402,500 to Mr. David Goodman;  on January 1, 2005, 40,000 common shares with a value of $390,000 to Mr. Ned Goodman, 5,000 common shares with a value of $48,750 to Ms. Ferstman, 35,000 common shares with a value of $341,250 to Mr. David Goodman and 10,000 common shares with a value of $97,500 to Mr. Charter. The Corporation issued 2,500 Subordinate Voting Shares with a value of $56,125 on January 1, 2004 to Ms. Ferstman.  Dundee Wealth has also agreed to issue common shares to certain of the Named Executive Officers as follows:  On January 1, 2006, 40,000, 35,000 and 17,500 to Mr. Ned Goodman, Mr. David Goodman and Ms. Ferstman, respectively, and 40,000, 10,000 and 5,000 to be issued to Mr. Ned Goodman, Mr. David Goodman and Ms. Ferstman, respectively, on each of January 1, 2007, 2008 and 2009. In addition, each of Mr. David Goodman and Ms. Ferstman will be issued 10,000 common shares of Dundee Wealth on each of January 1, 2007, 2008, 2009, 2010 and 2011. See the Dundee Wealth Circular for additional details.  The values of the shares issued in 2003, 2004 and 2005 by the Corporation and Dundee Wealth are included in the table; however, the values of the shares issued in 2006 by the Corporation or Dundee Wealth are not included in the table as the issuance of such shares occurred after December 31, 2005.

(6)

Options granted under the Corporation’s share incentive plan.  See “Share Incentive Plan” below.  The Dundee Wealth Circular discloses additional details with respect to option grants to certain Named Executive Officers. Pursuant to a proposed restructuring of Dundee Realty, Mr. Cooper has agreed to exercise his options to acquire an additional 4% equity interest in Dundee Realty at an aggregate cost to Mr. Cooper of $1,680,000. In addition, under the proposed restructuring, Mr. Cooper will be granted new options that will enable him to acquire additional shares of Dundee Realty over a six year period at an aggregate cost of $10,700,000. If the new options are fully exercised, Mr. Cooper’s interest in Dundee Realty will increase to 30%.

(7)

The amount for the years ended December 31, 2005, 2004 and 2003, represents a contribution by the Corporation or a subsidiary thereof to a registered retirement savings plan specified by the Named Executive Officer pursuant to a group retirement savings plan in which certain employees of the Corporation and certain subsidiaries thereof are eligible to participate.  The amount for the years ended December 31, 2005, 2004 and 2003, also represents the matching contribution paid by the Corporation or a subsidiary thereof on behalf of the Named Executive Officer to the share purchase plan of the Corporation or of Dundee Wealth.  Mr. Charter was previously granted an option to acquire from the Corporation 250,000 common shares of Dundee Realty Corporation.  Mr. Charter was required to exercise this option in 2003 as a result of the Corporation completing its acquisition of Dundee Realty on June 30, 2003 by way of plan of arrangement.  Accordingly, in addition to the amounts shown in the table in respect of 2003, Mr. Charter received a cash payment of $2,900,000 from the Corporation on the exercise of such option.  See also “Employment Arrangements” below.

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(8)

Mr. John became President and Chief Executive Officer of Dundee Resources on September 1, 2004. Prior to that date Mr. John was Senior Investment Banker - Mining with Dundee Securities Corporation, a subsidiary of Dundee Wealth, and received remuneration of $875,522 in 2003 and $1,100,467 in 2004 related to this position. Mr. John’s compensation attributable to Dundee Securities prior to September 1, 2004 has not been reported in the summary compensation table. See also “Employment Arrangements”.

(9)

Effective November 28, 2005, Mr. Charter ceased to be Chairman and Chief Executive Officer and President of Dundee Securities Corporation, and Chairman and Chief Executive Officer of Dundee Private Investors.  On December 29, 2005 Mr. Charter ceased to be Executive Vice President of the Corporation and Dundee Wealth.  In accordance with Mr. Charter’s employment arrangements, he received a termination payment of $6,250,000 from the Corporation and Dundee Wealth. See “Employment Arrangements” below.

Option Grants in Last Financial Year

There were no Options granted to the Named Executive Officers during the financial year ended December 31, 2005.

Aggregate Option Exercises and Financial Year-End Option Values

The following table sets forth details of all exercises of Options during the financial year ended December 31, 2005 by each of the Named Executive Officers and the value as of December 31, 2005 of unexercised Options held by the Named Executive Officers on an aggregate basis:

Aggregate Option Exercises and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (1) Exercisable/ Unexercisable
Ned Goodman(2)	0	0	269,000 / 240,000	$2,996,410 / $355,200
Joanne Ferstman	0	0	110,000 / 40,000	$1,521,300 /$59,200
Michael Cooper	0	0	10,000 / 0	$115,400 / $0
Donald K. Charter(3)	100,000	1,493,950	125,000 / 0	$1,478,000 / $0
David Goodman	0	0	135,000 / 20,000	$1,420,900 / $29,600
Murray John	0	0	0 / 0	0 / 0

 (1)

The value of unexercised in-the-money Options is calculated using the closing price of the Subordinate Voting Shares on the TSX on December 30, 2005 of $28.99, less the exercise price of in-the-money Options. Based on the closing price of the Subordinate Voting Shares on the TSX on December 30, 2005 of $28.99, 499,000 vested Options were in-the-money.

(2)

In addition to the Options granted pursuant to the Share Incentive Plan, in a prior year, Mr. Goodman was granted an option to purchase 166,935 Common Shares at a price of $31.50 until June 9, 2009 in connection with the Executive Benefit Plan of the Corporation.  See “Executive Benefit Plan” below.

(3)

Subsequent to the year end Mr. Charter exercised 100,000 Options for $1,458,000.

Employment Arrangements

As a result of the acquisition of KL Nova Financial Ltd. by Dundee Wealth, the employment arrangements of each of the Corporation and Dundee Wealth with Mr. Donald Charter were terminated.  In accordance with the Corporation’s agreement with Mr. Charter, Mr. Charter received a termination payment of $6.25 million, including any amounts owing to Mr. Charter under his retirement arrangements, of which $5.0 million was allocated to Dundee Wealth and its subsidiaries.  The outstanding options to purchase Subordinated Voting Shares and common shares of Dundee Wealth held by Mr. Charter vested and will remain outstanding for a period of three years following termination and all bonus share arrangements in the Corporation and Dundee Wealth vested and were issued to Mr. Charter.  In addition, Mr. Charter’s loan from the Corporation in the amount of $480,800 was forgiven.  Mr. Charter remains subject to a one year consulting agreement expiring December 31, 2006 with a subsidiary of the Corporation at a monthly rate of $41,666.67.  Mr. Charter is also subject to a one year non-solicit and non-compete.

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In April 2001, Mr. Charter was granted an option to acquire from the Corporation 1,000,000 common shares of Eurogas Corporation (“Eurogas”) at an exercise price of $0.40 per share for a period of ten years.  In December, 2004 Eurogas completed a rights offering whereby each shareholder of Eurogas had the right to acquire 0.25 of a Eurogas share at a price of $0.39 per share.  Mr. Charter exercised the rights associated with his Eurogas shares under option and acquired 250,000 Eurogas shares for $97,500.  During 2005, Mr. Charter exercised his Eurogas option and received 1,000,000 common shares of Eurogas.

Mr. Murray John, as President and Chief Executive Officer of Dundee Resources, is entitled to receive an annual bonus equal to 10% of the performance fee earned by certain of the underlying resource assets under management for which he is responsible and 12.5% of the performance fee on new products. For the years ending 2004 and 2005, Mr. John’s bonus was to be not less than $100,000 and $150,000, respectively. In addition, Mr. John is entitled to receive 50,000 bonus shares of Dundee Wealth and 50,000 options to acquire common shares of Dundee Wealth.

Retirement Arrangements

The Compensation Committee and the directors of the Corporation have approved the establishment of a special retirement plan (the “Dundee Corporation Supplementary Executive Retirement Plan”) for Mr. Ned Goodman.  The Dundee Corporation Supplementary Executive Retirement Plan is in the process of being finalized by the Compensation Committee and outside consultants.  The pension is intended to supplement the maximum pension prescribed by the Income Tax Act (Canada) if, as and when applicable.  The expected annual retirement benefits for Mr. Ned Goodman is $300,000.  Obligations in respect of such arrangements are unfunded and may be allocated to Dundee Wealth and/or DWM Inc., a subsidiary of Dundee Wealth.  Garth MacRae, formerly the Vice Chairman of the Corporation, retired on March 22, 2004.  Mr. MacRae will be paid by the Corporation an annual retirement allowance of $300,000 until March 31, 2007 and $50,000 annually thereafter.

Indebtedness of Directors and Executive Officers

Aggregate Indebtedness

The following table sets out the aggregate indebtedness of all current and former executive officers, directors and employees of the Corporation and its subsidiaries as of April 30, 2006 to (i) the Corporation or any of its subsidiaries and (ii) another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries:

Aggregate Indebtedness ($)
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	$664,703	0
Other	$3,775,333	0

Indebtedness Under Securities Purchase and Other Programs

The following table sets forth details of the aggregate indebtedness in the amount of $173,653 outstanding to the Corporation and its subsidiaries by each person who was, at April 30, 2006 or at any time during the financial year ended December 31, 2005, a director, executive officer, or proposed nominee for election as a director of the Corporation and each associate of any such director, executive officer or proposed nominee, during the year ended December 31, 2005 and as at April 30, 2006:

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Indebtedness of Directors and Executive Officers

Under Securities Purchase and Other Programs

Name and Principal Position (1)	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2005 ($)	Amount Outstanding as at April 30, 2006 ($)	Financially Assisted Securities Purchases During 2005 (#)	Security for Indebtedness	Amount Forgiven During 2005 ($)
Securities Purchase Programs
Donald K. Charter	Loan from the Corporation	$200,200 (3) $280,600 (3)	- -	- -	14,300 (2) 20,000 (2)	$200,200 $280,600
Joanne Ferstman	Loan from the Corporation	$103,503 (4) $ 70,150 (4)	$103,503 $70,150	- -	3,802 (2) 5,000 (2)	- -
Other Programs
Michael Cooper	Loan from Dundee Realty	$320,000 (5)	-	-	-	$320,000 (5)

 (1)

The principal positions of Messrs. Charter, Cooper and Ms. Ferstman are set forth in the “Summary Compensation Table” above.

(2)

Shares pledged as security for the indebtedness are Subordinate Voting Shares.  As additional security for the $103,503 loan to Ms. Ferstman, Ms. Ferstman has also pledged 5,704 common shares of Dundee Wealth.

(3)

Mr. Charter entered into two non-interest bearing loans with the Corporation to purchase Subordinate Voting Shares of the Corporation which were pledged as security for loans. The loans were forgiven in 2005 as part of Mr. Charter’s employment arrangements described above in the section titled Employment Arrangements.

(4)

In connection with these loans, the Corporation and Ms. Ferstman have entered into a promissory note and a share pledge agreement dated December 9, 1999 in respect of the $103,503 loan and March 31, 2000 in respect of the $70,150 loan.  Each of the loans is non-interest bearing until default, at which time the entire principal amount becomes due and payable and bears interest at a rate equal to the prime rate of interest charged by a Canadian chartered bank.  The loans must be repaid within five business days after December 9, 2009 in respect of the $103,503 loan and March 31, 2010 in respect of the $70,150 loan, provided that earlier repayment may be required upon the resignation or termination of the employment of Ms. Ferstman with the Corporation.  The Corporation may extend the repayment dates.  Ms. Ferstman used the proceeds of her loans to purchase the number of Subordinate Voting Shares set forth above and has pledged such Subordinate Voting Shares as security.  Ms. Ferstman is permitted to dispose of securities pledged as security for the loans in certain circumstances and upon the repayment of all or a portion of the loans.  If, after default or in certain other circumstances, the after-tax sale proceeds of the pledged securities are insufficient to permit full repayment of the loans, the Corporation is required to pay to Ms. Ferstman an amount equal, on an after-tax basis, to the unpaid balance of the loans and Ms. Ferstman is required to repay that balance.  Ms. Ferstman is entitled to set off any amount owing to the Corporation against any amounts which she may be owed by the Corporation.  The sole recourse of the Corporation in respect of each of the loans is to the securities pledged as security for the loans.

(5)

Mr. Cooper received a loan in the amount of $640,000 from Dundee Realty in December 2002 relating to the acquisition of a condominium.  The loan was non-interest bearing and was forgiven to the extent of $320,000 on January 3, 2004 and $320,000 on January 4, 2005.  No security was provided for the loan.

Compensation Committee Report on Executive Compensation

Executive Compensation Program

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term.  Compensation for the Named Executive Officers, as well as for other executive officers, consists of a combination of base salary, annual incentive compensation and long-term incentive compensation.  These components are reviewed in more detail below.  Together, these components of the executive compensation program form a comprehensive strategy for achieving the following objectives with respect to the Corporation’s executive officers, including the Named Executive Officers: (i) to attract and retain highly qualified management; (ii) to motivate performance by linking incentive compensation to the achievement of business objectives, financial performance and individual performance; (iii) to link the interests of senior management and executives with those of the shareholders of the Corporation; and (iv) to encourage retention of key senior executives for the succession of management of the Corporation.

Dundee Corporation

Management Proxy Circular

In reviewing and approving the compensation of the Chief Executive Officer and certain other senior executive officers of the Corporation in respect of the financial year ended December 31, 2005, the Compensation Committee (i) received and reviewed recommendations from the Chief Executive Officer of the Corporation, (ii) reviewed the corporate achievements of the Corporation and its major subsidiary, Dundee Wealth, including certain acquisitions completed by Dundee Wealth and certain strategic transactions involving the Corporation or Dundee Wealth undertaken during the financial year ended December 31, 2005, (iii) reviewed the individual contribution by the President and Chief Executive Officer and such other senior executive officers, (iv) reviewed compensation practices of other public companies in the wealth management business including financial planning companies, investment management companies and insurance companies and other relevant businesses, (v) reviewed certain compensation reports or corporate governance reports commenting on executive compensation, and (vi) discussed executive compensation with the Chairman of the compensation committee of the directors of Dundee Wealth as a result of the fact that the President and Chief Executive Officer and three of the other Named Executive Officers also provide services to Dundee Wealth and its subsidiaries.  The compensation of the Named Executive Officers in respect of 2005 was comprised of base salary, cash annual incentive compensation and long term incentive compensation.

Base Salary

The Compensation Committee determines the base salaries and annual incentive compensation of the executive officers of the Corporation taking into consideration the recommendation of the President and Chief Executive Officer of the Corporation, the position and responsibilities of the executive officers, the past, current and potential contribution to the success of the Corporation by the executive officers and competitive industry pay practices for comparable positions at similar corporations within similar industries and of a comparable size, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long term success.

Annual Incentive Compensation

Incentive compensation is directly tied to corporate and individual performance.  The President and Chief Executive Officer of the Corporation presents recommendations to the Compensation Committee with respect to the eligible executive officers.  The Compensation Committee approves the annual incentive cash compensation for executive officers of the Corporation and reports the amounts to the directors of the Corporation for the approval thereof.  At the recommendation of the Compensation Committee and with the approval of the directors of the Corporation, the Corporation established the DSU Plan in 2002 to, among other things, permit eligible participants to receive a portion of their compensation in deferred share units.  In order to encourage retention of certain of the Named Executive Officers, total cash annual incentive compensation payable to such Named Executive Officer in respect of 2004 and 2003 is payable on January 1, 2008 and January 1, 2007, respectively, in cash or units under the DSU Plan provided that such Named Executive Officer remains an employee of the Corporation or its affiliates until such date.

Long Term Incentive Compensation

Share ownership opportunities, provided through the Share Incentive Plan, align the interests of executive officers with the longer term interests of the shareholders of the Corporation.  Each of the components of the Share Incentive Plan being the Share Purchase Plan, the Share Option Plan and the Share Bonus Plan, is designed to give individuals an interest in preserving and maximizing shareholder value in the long term, to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  Executive officers are eligible to participate in the Share Incentive Plan on the same basis as all other employees of the Corporation.  See “Share Incentive Plan” for a description of the Share Incentive Plan and each of its components.

The Compensation Committee reviews annually the eligibility and participation criteria in connection with the Share Purchase Plan and the recommendations of management of the Corporation. The Compensation Committee approves annually whether the Share Purchase Plan is renewed and, if so, the terms of such renewal.

Dundee Corporation

Management Proxy Circular

In determining the number of Subordinate Voting Shares subject to Option granted under the Share Option Plan, the Compensation Committee gives consideration to, among other things, the individual’s former, current and potential contribution to the success of the Corporation, the relative position of the individual, the years of service of the individual and the exercise price and the aggregate number of Options that would be held by the individual after the grant under consideration is made.  The exercise price of Options that have been granted has been set at 100% of the market value of the Subordinate Voting Shares when the Options are granted.  Although previously Options have been granted with a term of ten years and vested over a period of 33.3% of the term of the Options, commencing in 2003, the Corporation and the Compensation Committee determined that future Options granted pursuant to the Share Incentive Plan will become exercisable as to 20% of the Subordinate Voting Shares subject to such Options on each of the first, second, third, fourth and fifth anniversaries of the date of the grant and have a term of five years and six months.

Options were granted to certain of the senior executive officers of the Corporation and the Named Executive Officers pursuant to the Share Option Plan during 2005.  See “Share Incentive Plan” for details with respect to outstanding Options and “Executive Compensation - Summary Compensation Table” for information on Option grants to Named Executive Officers.

Compensation of President and Chief Executive Officer

Mr. Ned Goodman, the President and Chief Executive Officer of the Corporation, is the principal shareholder of the Corporation.  See “Voting Securities and the Principal Holders Thereof”.  The components of the total compensation of Mr. Goodman and the manner in which they are reviewed and evaluated by the Compensation Committee are similar to those for other executive officers of the Corporation and are discussed above.  Mr. Goodman receives a base salary and annual incentive compensation, if any, based on the performance of the Corporation and individual performance.  Mr. Goodman is also the President and Chief Executive Officer of Dundee Wealth, a subsidiary of the Corporation, and, accordingly, also provides services to Dundee Wealth and its subsidiaries.  The review of Mr. Goodman’s performance generally also includes strategy, management development and financial performance of the Corporation and Dundee Wealth.

Mr. Goodman’s total base salary for the financial year ended December 31, 2005 was $900,000 of which $300,000 was paid by the Corporation and a subsidiary thereof and $600,000 was paid by Dundee Wealth.  The cash annual incentive compensation for the financial year ended December 31, 2005 paid to Mr. Goodman was $1,000,000, all of which was paid by the Corporation. Mr. Goodman was not awarded any securities pursuant to any of the incentive plans of the Corporation or Dundee Wealth in the financial years ended December 31, 2005 or 2003.  In 2004, Mr. Goodman was granted Options to purchase 300,000 Subordinate Voting Shares exercisable as to 20% thereof over a period of five years at a price of $27.51.  Mr. Goodman was also granted options to purchase common shares of Dundee Wealth and common shares of Dundee Wealth issuable between January 1, 2005 and January 1, 2009 (please see Dundee Wealth Circular).  In May 2006, Mr. Goodman received 115,990 deferred share units of Dundee Wealth.

The foregoing report as at May 4, 2006 was submitted by the Compensation Committee.

Share Incentive Plan

The share incentive plan of the Corporation is designed to advance the interests of the Corporation by encouraging employees, officers and directors of the Corporation and affiliates thereof, which may be designated from time to time in accordance with the share incentive plan, to hold equity in the Corporation through the acquisition of Subordinate Voting Shares.  The Share Incentive Plan consists of a share purchase plan, a share bonus plan and a share option plan which are described in greater detail below.

Rights under the Share Incentive Plan and options awarded pursuant to the share option plan forming part of the Share Incentive Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution unless otherwise approved by the directors of the Corporation, except for the assignability in certain circumstances of options awarded pursuant to such share options plan.  See “Share Incentive Plan – Share Option Plan”.

Dundee Corporation

Management Proxy Circular

The Share Incentive Plan and options awarded thereunder may be amended by the directors of the Corporation provided that amendments which (i) materially increase the benefits under the Share Incentive Plan or any options awarded thereunder (ii) increase the number of Subordinate Voting Shares which may be issued under the Share Incentive Plan (other than as a result of certain events including a consolidation, merger, amalgamation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity, stock dividend, subdivision or reclassification, in respect of which the Share Incentive Plan provides for adjustments in the entitlements of participants under such plan) or (iii) materially modify the eligibility requirements, shall be subject to approval, if required, by any required regulatory authority.

The aggregate maximum number of Subordinate Voting Shares available under the Share Incentive Plan is 5,160,000 (subject to the aggregate maximum number of Subordinate Voting Shares available under each plan) which represents 21.5% of the Corporation’s outstanding Subordinate Voting Shares as of May 4, 2006.  The number of Subordinate Voting Shares remaining available under each plan is discussed below.

The maximum number of Subordinate Voting Shares issuable to “insiders” (as defined in the Share Incentive Plan) pursuant to the Share Incentive Plan and any other security based compensation arrangement, within a one-year period, shall not exceed 10% of the total number of Subordinate Voting Shares then outstanding. The maximum number of Subordinate Voting Shares issuable to any one insider and such insider's associates pursuant to the Share Incentive Plan and any other security based compensation arrangement, within a one-year period, shall not exceed 5% of the total number of Subordinate Voting Shares then outstanding.

Share Purchase Plan

The share purchase plan comprising part of the Share Incentive Plan (the “Share Purchase Plan”) permits eligible participants, who are designated from time to time and elect to participate in the Share Purchase Plan, to contribute to the Share Purchase Plan up to the amount established from time to time in accordance with the Share Incentive Plan, which amount may not exceed 10% of the basic annual remuneration of the participant or such other maximum amount to be determined in accordance with the Share Incentive Plan.  The Corporation may match up to the full amount of each participant’s contribution to the Share Purchase Plan.  Under the Share Purchase Plan (i) Subordinate Voting Shares may be issued to each participant from treasury having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and the Corporation in respect of such participant (the “Treasury Alternative”), or (ii) Subordinate Voting Shares may be issued to each participant from treasury having a value equal to the amount contributed to the Share Purchase Plan by the participant and Subordinate Voting Shares may be purchased on the open market having a value equal to the amount contributed to the Share Purchase Plan by the Corporation in respect of such participant instead of issuing Subordinate Voting Shares from treasury (the “Market Alternative”).

Pursuant to the Treasury Alternative, the Corporation will issue from treasury to each participant, each calendar quarter, Subordinate Voting Shares having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and the Corporation in respect of such participant based on the simple average of the high and low trading prices of the Subordinate Voting Shares on the TSX or such other stock exchange or over-the-counter market on which the Subordinate Voting Shares are then listed or quoted, as the case may be, for the five prior consecutive trading days ending three trading days immediately prior to the date the Subordinate Voting Shares are issued to a participant  (the “Market Price”).  Unless otherwise determined by the directors of the Corporation, such Subordinate Voting Shares will be delivered to the participant twelve months following the date of the issue thereof.  Pursuant to the Market Alternative, the Corporation will issue from treasury and release to each participant, at the end of each calendar quarter, Subordinate Voting Shares having a value equal to the amount contributed to the Share Purchase Plan by the participant based on the Market Price of the Subordinate Voting Shares.  The Corporation will pay the contributions which it makes on behalf of participants throughout the calendar year into a trust set up specifically for the Share Purchase Plan.  The trustee will purchase Subordinate Voting Shares on the open market throughout the calendar year and will allocate and distribute such Subordinate Voting Shares to the participants at the end of the calendar year in accordance with the terms of the Share Incentive Plan.

Dundee Corporation

Management Proxy Circular

If there is a take-over bid or issuer bid (within the meaning of the Securities Act (Ontario)), other than an exempt take-over bid or exempt issuer bid for the purposes of the Securities Act (Ontario), made for outstanding Subordinate Voting Shares, or if the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares, the directors of the Corporation may permit the issue and/or delivery to participants of Subordinate Voting Shares under the Share Purchase Plan prior to the expiry of the twelve-month period referred to above in order to permit Subordinate Voting Shares or Common Shares to be tendered to such take-over bid or issuer bid.

Subject to any employment agreement, in the event of a participant ceasing to be employed by the Corporation and its designated affiliates due to retirement, long term disability or death, the participant shall automatically cease to be entitled to participate in the Share Purchase Plan.  The issue and delivery of Subordinate Voting Shares in the case of the Treasury Alternative and the participant’s contribution in the case of the Market Alternative shall not be accelerated and shall occur on the date the Subordinate Voting Shares would otherwise have been delivered and the Corporation shall return any unused portion of the contribution.  Under the Market Alternative, the participant shall receive the Subordinate Voting Shares purchased by the trust up to the date of retirement, long-term disability or death and the Corporation shall pay to the participant or the participant’s estate, as the case may be, any unused portion of the participant’s and the Corporation’s contributions, in each case to be made on the date it would otherwise have occurred.

Subject to any employment agreement, in the event of a participant ceasing to be employed by the Corporation and its designated affiliates for any reason other than retirement, long term disability or death, the participant shall automatically cease to be entitled to participate in the Share Purchase Plan and any cash portion of the participant’s contribution shall be paid to the participant and any cash portion of the Corporation’s contribution shall be forfeited.  Under the Treasury Alternative and subject to the discretion of the directors of the Corporation to release Subordinate Voting Shares to the participant, in respect of the Subordinate Voting Shares then held in safekeeping for the participant, the participant will receive an amount equal to the lesser of the participant’s contribution and one-half of the then current Market Price of the Subordinate Voting Shares.  Under the Market Alternative and subject to the discretion of the directors of the Corporation to make any other determination with respect to the release of the subject Subordinate Voting Shares, in respect of the Subordinate Voting Shares purchased by the trust with the Corporation’s contribution up to the end of the fiscal quarter immediately prior to the date of termination, such Subordinate Voting Shares shall be delivered to the participant on the date on which they otherwise would have been delivered. The participant shall also forfeit the Corporation’s contribution and any Subordinate Voting Shares purchased with such contribution after the end of such fiscal quarter.

An aggregate of 9,777 Subordinate Voting Shares were issued by the Corporation under the Share Purchase Plan during the year ended December 31, 2005.  As of May 4, 2006, a maximum of 660,000 Subordinate Voting Shares may be issued, an aggregate of 349,967 Subordinate Voting Shares have been issued (representing 1.46% of the Corporation’s outstanding Subordinate Voting Shares) and an aggregate of 310,033 Subordinate Voting Shares remain available for issue from treasury (representing 1.29% of the Corporation’s outstanding Subordinate Voting Shares) under the Share Purchase Plan.

Share Option Plan

Under the share option plan comprising part of the Share Incentive Plan (the “Share Option Plan”), options (“Options”) to purchase Subordinate Voting Shares may be granted to eligible participants (collectively “Optionees”) designated under the Share Incentive Plan.  Optionees to whom Options will be granted, the number of Options to be granted and the exercise price of each Option will be determined in accordance with the Share Incentive Plan.  The exercise price per Common Share may not be less than the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange (the “TSX”) or on such other stock exchange or over-the-counter market on which the Subordinate Voting Shares are then listed or quoted, as the case may be, on the last trading day immediately preceding the day the Option is granted or, if the Subordinate Voting Shares are not then listed or quoted on a stock exchange or over-the-counter market, as otherwise determined in accordance with the Share Incentive Plan.  Each Option, unless terminated pursuant to the Share Option Plan, will expire on a date to be determined in accordance with the Share Incentive Plan at the time the Option is granted, which date may not exceed ten years from the date of the grant of the Option.  If the directors of the Corporation do not otherwise determine the Option Period for an Option, the Option Period shall be ten years commencing on the date

Dundee Corporation

Management Proxy Circular

of grant of the Option. Each Option will be exercisable over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, the Option will be exercisable as follows:  as to 1/3, after one year from the grant of such Option; as to an additional 1/3, after two years from the grant of such Option; and as to the remaining 1/3, after three years from the grant of such Option.

If there is a take-over bid or issuer bid (within the meaning of the Securities Act (Ontario)), other than an exempt take-over bid or exempt issuer bid for the purposes of the Securities Act (Ontario), made for outstanding Subordinate Voting Shares, or if the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares, all Options outstanding may be permitted by the directors of the Corporation, in accordance with the Share Option Plan, to become immediately exercisable in order to permit Subordinate Voting Shares issuable under such Options, or the Common Shares into which they are exercisable, as the case may be, to be tendered to such take-over bid or issuer bid.  If, pursuant to a take-over bid and any compulsory acquisition, an offeror acquires 100% of the Subordinate Voting Shares, or the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares and an offeror acquires 100% of the Common Shares, and, in either case, the consideration under the take-over bid includes equity securities of the offeror, the directors of the Corporation may send a notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice provided that (i) the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to purchase such equity securities; (ii) the directors of the Corporation have determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and (iii) the surrender of Options and the granting of replacement options can be effected on a tax free roll-over basis under the Income Tax Act (Canada).

The Share Option Plan also provides for share appreciation rights.  An Optionee may, rather than exercise any Option which such Optionee is then entitled to exercise under the Share Option Plan, terminate such Option, in whole or in part, and, in lieu of receiving the Subordinate Voting Shares to which the terminated Option relates, (a) receive that number of Subordinate Voting Shares (disregarding fractions) which, when multiplied by the fair value of the Subordinate Voting Shares (which shall be the weighted average price of the Subordinate Voting Shares on the TSX for the five trading days immediately preceding the date of termination of such Option or, if the Subordinate Voting Shares are not then listed or quoted on a stock exchange or over-the-counter market, as otherwise determined in accordance with the Share Incentive Plan) to which the terminated Option relates, has a total value equal to the product of the number of such Subordinate Voting Shares multiplied by the difference between the fair value and the exercise price of the terminated Option, less any amount required to be withheld on account of income taxes, or (b) with the consent of the Corporation, receive cash equal to the product of the number of Subordinate Voting Shares to which the Option so terminated relates multiplied by the difference between the fair value of the Subordinate Voting Shares to which the terminated Option relates and the exercise price of the terminated Option, less any amount required to be withheld on account of income taxes.

Subject to approval by the directors of the Corporation, and, if required, regulatory approval, an Optionee may assign Options to:  (i) the spouse of the Optionee; (ii) any minor children of the Optionee; (iii) any minor grandchildren of the Optionee; (iv) a corporation controlled by the Optionee where the only shareholders of such corporation are the spouse, minor children or minor grandchildren of the Optionee; (v) a family trust, where the Optionee is the trustee of such trust and the beneficiaries of such trust do not include anyone other than the spouse, minor children or minor grandchildren of the Optionee, provided that no consideration shall be paid in connection with the assignment and that the Options shall be deemed, for purposes of the limitations set out in the Share Option Plan relating to the ownership of Options by insiders, to be held by the Optionee for as long as such Options are outstanding.

Subject to any employment agreement, in the event of retirement, long term disability or death of an Optionee, any Options held by the Optionee shall become immediately exercisable and shall be exercisable by the Optionee, or the person or persons to whom the rights pass by the will of the Optionee or the laws of descent and distribution, for a period of time that is the earlier of (i) not less than 12 months and, in the case of eligible employees (not including an outside director), not more than three years after the date of retirement, long term disability or death, such period to be determined by the directors of the Corporation and (ii) the expiry of the period during which the Options are exercisable.

Dundee Corporation

Management Proxy Circular

Subject to any employment agreement, in the event of an Optionee ceasing to be employed by or provide services to the Corporation and its designated affiliates for any reason other than retirement, long term disability or death or termination for “cause” or in the event of a participant ceasing to be a director of the Corporation and its designated affiliates, the Optionee may only exercise Options for the 60 days following such event, subject to extension at the discretion of the directors of the Corporation not to exceed the earlier of (i) three years, in the case of eligible employees of the Corporation and its designated affiliates (not including an outside director) and (ii) the expiry of the period during which the Options are exercisable.

The maximum number of Subordinate Voting Shares which may be reserved for issuance to insiders at any time upon the exercise of Options is limited to 10% of the total number of Subordinate Voting Shares then outstanding and the maximum number of Subordinate Voting Shares reserved for issuance to any one person upon the exercise of Options is limited to 5% of the total number of Subordinate Voting Shares then outstanding.

The total number of Subordinate Voting Shares under Options cannot exceed 4,000,000 Subordinate Voting Shares.  As of May 4, 2006, 1,258,805 Subordinate Voting Shares have been issued on the exercise of Options, Options to purchase an aggregate of 1,506,048 Subordinate Voting Shares were outstanding (representing 6.3% of the Corporation’s outstanding Subordinate Voting Shares) and an aggregate of 1,235,147 Subordinate Voting Shares remained available for the grant of Options (representing 5.1% of the Corporation’s outstanding Subordinate Voting Shares) under the Share Option Plan.

Share Bonus Plan

The share bonus plan comprising part of the Share Incentive Plan (the “Share Bonus Plan”) permits Subordinate Voting Shares to be issued as a discretionary bonus to eligible participants who are designated under the Share Incentive Plan from time to time on terms established in accordance with the Share Incentive Plan.

The Corporation did not issue any Subordinate Voting Shares under the Share Bonus Plan during the year ended December 31, 2005.  As of May 4, 2006, a maximum of 500,000 Subordinate Voting Shares may be issued, an aggregate of 72,000 Subordinate Voting Shares have been issued (representing 0.3% of the Corporation’s outstanding Subordinate Voting Shares) and an aggregate of 428,000 Subordinate Voting Shares remain available for issue from treasury (representing 1.8% of the Corporation’s outstanding Subordinate Voting Shares) under the Share Bonus Plan.

Deferred Share Unit Plan

The purpose of the DSU Plan is to significantly strengthen the link between the interests of eligible directors, officers and employees of the Corporation and affiliates thereof (the “Participants”) and the interests of the shareholders of the Corporation by providing Participants with long-term incentive tied to the long-term performance of the Subordinate Voting Shares.  The DSU Plan will be administered by the Compensation Committee.  Under the DSU Plan, a Participant may be granted, on an annual or more frequent basis, deferred share units (the “Units”) in such number and effective as of such date as the Compensation Committee shall specify and based on certain criteria determined by the Compensation Committee including services performed or to be performed by the Participant. In addition, the Compensation Committee may, in its sole discretion, impose certain conditions on the grant of Units which would have to be met for the Participant to be entitled to receive payment in respect of the Units granted.  The Units are credited to an account maintained for the Participant by the Corporation or its affiliates, as specified by the Compensation Committee, and are subject to adjustment for dividends and anti-dilution events including the subdivision, consolidation or reclassification of the outstanding Subordinate Voting Shares.

A Participant is only entitled to payment in respect of the Units granted to him or her when the Participant ceases to be employed by the Corporation or an affiliate thereof for any reason and the Participant is not a director of the Corporation or an affiliate thereof.  Upon termination, the Participant (or the legal representative of such Participant’s estate) may irrevocably elect the date as of which the value of his or

Dundee Corporation

Management Proxy Circular

her Units shall be determined and paid (the “Entitlement Date”) based on certain criteria set out in the Plan.  The value of the Units in respect of a Participant at the Entitlement Date (the “Redemption Value”) will be the product of (i) the number of Units credited to the Participant’s account and (ii) the market value of a Subordinate Voting Share on the TSX as at the Entitlement Date.  The Redemption Value shall, as specified by the Compensation Committee in its sole discretion, after deduction of any applicable taxes and other required source deductions, be satisfied and paid to the Participant (or the legal representative of such Participant’s estate) in its entirety or as a combination of (i) a conversion into and issuance from treasury of Subordinate Voting Shares; (ii) a cash payment; or (iii) Subordinate Voting Shares acquired in the open market.

As of May 4, 2006, 101,468 Units have been granted under the DSU Plan.

The maximum number of Subordinate Voting Shares that may be issued from treasury is 500,000.  For the year ended December 31, 2005, 16,665 Units have been granted under the DSU Plan.  As of May 4, 2006, 3,793 Subordinate Voting Shares have been issued on the exercise of Units, an aggregate of 101,468 Units were outstanding and an aggregate of 394,739 Subordinate Voting Shares remained available for the grant of Units under the DSU Plan.

Executive Benefit Plan

The Corporation has an Executive Benefit Plan in which certain executive officers are eligible to participate.  The Executive Benefit Plan is funded by the Corporation and uses contributions made by the Corporation to purchase previously issued Shares.  The Executive Benefit Plan is administered by the Compensation Committee, which determines the timing and terms of any awards granted to participants under the Executive Benefit Plan.  An option to purchase 166,935 Common Shares at a price of $31.50 until June 9, 2009 was granted to Mr. Ned Goodman pursuant to the Executive Benefit Plan.

Equity Compensation Plan Information

The following table sets forth details of the securities authorized for issuance under the Corporation’s equity compensation plans as of December 31, 2005:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders
Share Purchase Plans	0	N/A	311,778
Share Bonus Plans	0	N/A	428,000
Share Option Plans	1,892,000	$19.76	1,010,841
Deferred Share Unit Plan	97,323	N/A	402,677
Total	1,989,323		2,153,296
Equity compensation plans not approved by securityholders
Total	N/A	N/A	N/A

(1)

Please see “Share Incentive Plans” for information relating to securities authorized for issuance under the Corporation’s equity compensation plans as of May 4, 2006.  In addition Dundee Corporation has issued an option to purchase 166,935 Common Shares at $31.50 pursuant to the Executive Benefit Plan.  See “Executive Benefit Plan” above.

Dundee Corporation

Management Proxy Circular

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Subordinate Voting Shares (“SUB VTG”), for the last ten financial years, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming an investment of $100 on December 31, 2000 and assuming dividend reinvestment and excluding trading commissions and taxes.  The Corporation has not paid dividends on the Subordinate Voting Shares since 1991.  The Corporation has, however, since 1993 purchased for cancellation an aggregate of 11,171,320 Subordinate Voting Shares and Common Shares at an average price of $14.18 per Share.

The Common Shares were delisted from the TSX on January 31, 2000.

ADDITIONAL INFORMATION AVAILABLE

A copy of the following documents will be made available, without charge in the case of a security holder of the Corporation, upon request to the Secretary of the Corporation:  the 2005 AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein and the Corporation’s most recently filed comparative annual audited consolidated financial statements, together with the accompanying report of the auditor, and any interim unaudited consolidated financial statements of the Corporation that have been filed for any period after December 31, 2005, in each case, together with the management’s discussion and analysis (“MD&A”) of the Corporation related thereto. Financial information is provided in the Corporation’s comparative annual audited consolidated financial statements and MD&A for the year ended December 31, 2005. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Management Proxy Circular or disclosed in the 2005 AIF which can be found on SEDAR at www.sedar.com there has been no transaction since January 1, 2005 or a proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries in respect of which any director or executive officer of the Corporation, any director or executive officer of any of its subsidiaries, any proposed nominee for director of the Corporation, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, any director or executive officer of such a person or company, or any associate or affiliate of any of the foregoing had a direct or indirect material interest.

Dundee Corporation

Management Proxy Circular

GENERAL INFORMATION

The information contained in this Management Proxy Circular is given as of May 4, 2006, except as otherwise indicated.  The contents of this Management Proxy Circular and the sending thereof to the shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board

Joanne Ferstman

Executive Vice President, Chief Financial Officer and Corporate Secretary

May 4, 2006

Dundee Corporation

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Management Proxy Circular